Exhibit 99.1

Primech Holdings Celebrates North American Expansion, Tapping into Booming $3.66 Billion AI Cleaning Market

SINGAPORE – September 18, 2025 – Primech Holdings Limited (Nasdaq: PMEC) (“Primech” or the “Company”), a leading provider of AI-driven facilities services, today celebrated the opening ceremony of its United States office, through its subsidiary Primech USA Inc., in Edwardsville, Illinois. This milestone marks Primech’s expansion into the North American market to meet the accelerating demand for intelligent automated cleaning solutions from institutional clients.

The Company selected Illinois as its launchpad for nationwide growth, leveraging the state’s central geography to build relationships across major American markets. This foundation enables efficient scaling while capturing opportunities as institutions increasingly embrace automated cleaning technologies. The U.S. cleaning robot market, valued at $3.66 billion in commercial applications for 2025, is projected to expand at a compound annual growth rate (CAGR) of 22.7% through 2030, according to Grand View Research, fueled by rising needs for efficient, labor-reducing solutions in sectors such as education, healthcare, hospitality and retail, reflecting the demand for autonomous systems that enhance hygiene and operational efficiency in large-scale facilities.

“Establishing our American presence represents a pivotal step in Primech’s global expansion strategy,” said Ken Ho, Chairman and CEO of Primech Holdings Limited. “As institutions seek innovative solutions to overcome labor dependency challenges while elevating hygiene standards that impact wellbeing and operational productivity, our AI-powered technology delivers transformative value. We are committed to making Primech the preferred choice for institutional adoption, creating sustainable pathways for substantial long-term growth.”

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com